UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42014

TOP WEALTH GROUP HOLDING LIMITED

(Translation of registrant’s name into English)

Units 714 & 715

7F, Hong Kong Plaza

Connaught Road West

Hong Kong

Tel: +852 36158567

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Financial Statements and Exhibits

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Top Wealth Group Holding Limited Announces Financial Results for the First Half of Fiscal Year 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2026	Top Wealth Group Holding Limited

	By:	/s/ Yuen Cheong Carp, LEE
	Name:	Yuen Cheong Carp, LEE
	Title:	Chief Executive Officer, Deputy Chairman and Director

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